

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

March 6, 2008

Mr. Robert Vivacqua
President, Director and Chief Financial Officer
Trimax Corporation
2 Lombard Street, Suite 204
Toronto Ontario, M5C-1M1

> **Re:** **Trimax Corporation**
> **Form 10-KSB for the Fiscal Year ended**
> **September 30, 2006 as amended**
> **Filed January 18, 2007**
> **Form 10-QSB for the Quarter ended**
> **December 31, 2006 as amended**
> **Filed February 20, 2007**
> **Correspondence submitted August 8, 2007**
> **File No. 0-32479**

Dear Mr. Vivacqua:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PCAOB Registration of Predecessor Accountant

1. Please tell us the PCAOB status of the Canadian accounting firm, Walker & Company, i.e., whether they are registered with the PCAOB. The firm does not appear on the current list of PCAOB-registered accountants.

Draft September 30, 2006 Form 10-KSB/A2
Independent Auditor's Report, page F-1

2. In view of the changes to the financial statements since the original Form 10-KSB was filed, it appears to the staff that the auditor's report should be either dual-dated or redated. Please tell us why the original date remains unchanged.

Statement of Stockholders' Equity, page F-4

3. Please explain to us the nature of the transaction involving the issuance of 18.2 million shares of stock for debt and explain why this transaction and its value, which appear to be related to the recapitalization, is presented in the equity statement. Cite the literature that supports your conclusion.

Note 2. Restatement of Financial Statements, page F-8

4. Although your correspondence submitted August 8, 2007 indicates that you will file a Form 8-K to report the restatement of your financial statements for the year ended September 30, 2005 including all the disclosures specified in Item 4.02, it does not appear that any such filing has been made. Please advise or revise.

5. You state in the response to Comment 7 that the acquisition of PLC Network Solutions no longer qualifies for recapitalization accounting due to the reduction in the number of shares issued to the shareholders of PLC. We note that Trimax had 1,083,718 shares outstanding (on a post-reverse split basis) prior to the merger and that 5,000,000 shares were validly issued to the PLC shareholders as consideration for the merger, which resulted in a change in control of Trimax and the PLC shareholders owning 83% of the combined company immediately after the merger. In view of the change in control, please tell us why purchase business combination accounting and reporting is warranted.

Draft December 31, 2006 Form 10-QSB/A
Item 3. Controls and Procedures, page 17

6.   We note that Item 8A on page 13 of your draft September 30, 2006 Form 10-KSB/A2 discloses that your disclosure controls and procedures over financial reporting were not effective as of the end of that period. Four material weaknesses are disclosed along with changes that are planned to resolve them. However, the last paragraph on page 14 indicates that there were no changes in the company's internal controls during the September 30, 2006 fourth quarter, including corrective actions taken, that materially affected your internal control. In the next quarter ended December 31, 2006, the last paragraph on page 18 of your draft Form 10-QSB/A discloses that there were no changes in your internal controls over financial reporting. However, Item 3 also states that your disclosure controls and procedures were effective as of the close of the first quarter of fiscal 2007 and that the four weaknesses were resolved by the implementations and changes disclosed in your 10-KSB. Please revise your filings as necessary to explain when the changes in your internal controls took place to resolve the material weaknesses in internal controls.

Draft Amendments

7. We note you submitted draft amendments of the 2006 Form 10KSB and a fiscal 2007 Form 10QSB as correspondence. Please file these amendments.

Audited Financial Statements

8. We note there is no audit report covering the financial statements for the year ended September 30, 2006 in the 2007 Form 10KSB. You are required to provide two years of audited financial statements in a Form 10KSB and file audit reports as evidence of the required audit, it is not sufficient to merely refer to the work of another auditor without providing that auditor's report. Please revise.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and

Mr. Robert Vivacqua
Trimax Corporation
March 6, 2008
Page 4

provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Maureen Bauer, Staff Accountant at 202-551-3237 or Tia Jenkins, Senior Assistant Chief Accountant at 202-551-3871 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies